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                                                             Exhibit 99.Code Eth
                                 CODE OF ETHICS

     General Securities, Incorporated (the "Company") has adopted this Code of Ethics for all of its officers including its Chief Executive Officer, Treasurer, Compliance Officer and persons performing similar functions. The obligations of this Code supplement, but do not replace, any other applicable code of ethics.

     Any person who has information concerning any violation of this Code by any officer shall promptly bring such information to the attention of the Chief Executive Officer or Compliance Officer of the Company. If the information relates to the Chief Executive Officer, the person shall report the information to the Compliance Officer; if it relates to the Compliance Officer, the person shall report the information to the Chief Executive Officer; and if the information relates to both the Chief Executive Officer and Compliance Officer, the person shall report the information to another officer of the Company to whom the information does not relate. If the information relates to all officers of the Company, the person shall report the information to the Chair of the Audit Committee of the Company's Board of Directors. If the Chief Executive Officer, Compliance Officer or other officer determines that a conflict of interest exists in connection with the reported information, he or she will refer the matter to the Audit Committee for resolution.

     Violations of this Code may subject the employee to appropriate actions, such as censure, suspension or termination. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code. The Audit Committee shall consider any request for a waiver of this Code and any amendments to this Code and all such waivers or amendments shall be disclosed promptly as required by law or Securities and Exchange Commission regulation.

     Each officer shall:

     - Act honestly and ethically in the performance of his or her duties to the Company.
     - Handle actual or apparent conflicts of interest between personal and professional relationships in an ethical manner.
     - Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications by the Company.
     - Comply with rules and regulations of federal, state and local governments and other private and public regulatory agencies that affect the conduct of the Company's business and the Company's financial reporting.
     - Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing the member's independent judgment to be impaired.
     - Respect the confidentiality of information acquired in the course of work, except when authorized or legally obligated to disclose such information.
     - Proactively promote ethical behavior in the work environment and community.
     - Achieve responsible use of and control over all assets and resources of the Company entrusted to him or her.
     - Promptly bring to the attention of the Chief Executive Officer or Compliance Officer any information concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.